FEDERATED EQUITY FUNDS

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

January 13, 2017

EDGAR Operations Branch

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE:       Federated Equity Funds (“Trust” or “Registrant”)

Federated International Strategic Value Dividend Fund (“Fund”)

Class A Shares

Class C Shares

Institutional Shares

R6 Class

1933 Act File No. 2-91090

1940 Act File No. 811-4017

Dear Mr. Williamson:

The Registrant is filing this correspondence to respond to your comments provided on January 5, 2017 on its Rule 485(a) Post-Effective Amendment No. 181 and Amendment No. 175, with respect to the Fund, submitted on November 15, 2016. The filing was made to register R6 Shares.

Comment 1. Please respond to the Staff of the Securities and Exchange Commission’s (“Staff”) comments in writing via Correspondence filing. Please give the Staff time to review the responses and respond to the Registrant before the amendment becomes effective. Where a comment asks for revised disclosure or revised disclosure is contemplated by your response, please provide draft disclosure in your letter.

Response: The Registrant will respond as requested.

Comment 2. The Staff has reviewed other recent 485(a) filings filed on behalf of the Trust and given comments. Please confirm that you have considered those comments to the extent applicable to this filing.

Response: The Registrant confirms that comments received on other recent 485(a) filings submitted for portfolios of the Trust have been reviewed and considered for applicability to the Fund.

Comment 3. On November 2, 2016, a Rule 485(a) filing was submitted to create a new portfolio of the Trust called Federated Global Strategic Value Dividend Fund (the “Global Fund”). The Staff notes that the filing for the Fund was made to add Class R6 Shares. Please describe the material difference between these funds and how and where investors are informed of the differences.

Response: The Registrant notes that the Global Fund will invest primarily in equity securities of U.S. and foreign companies, whereas the Fund pursues its investment objective by investing primarily in equity securities of companies based in countries outside the United States. The Registrant respectfully notes that investors are informed of each fund’s principal investment strategy, which is stated differently for each, in each fund’s summary prospectus. In addition, the summary prospectus for the Global Fund states that the Global Fund will invest at least 30 to 40% of its assets outside the United States, depending on the outlook for the asset class, and that the Global Fund will allocate its assets among at least three different countries, one of which may be the United States.

Comment 4. In the Fund Summary Information section, other expenses for Class R6 Shares are estimated and are lower than the Fund’s other existing classes. Please tell us why the Class R6 Share estimate is lower than the expenses disclosed for the Fund’s existing classes.

Response: The Registrant confirms that Class R6 Shares do not charge a transfer agent recordkeeping expense. Class A, Class C and Institutional Shares incur this expense. This is disclosed on page 20 of the Prospectus under the heading “Recordkeeping Fees.”

Comment 5. Please confirm that the Expense Example does not reflect the expense reimbursement agreement or, if it does, confirm that it is reflected for only the initial contractual period.

Response: The Expense Example calculations are based upon the “gross” expenses disclosed in the fee table and do not reflect any expense reimbursement agreement.

Comment 6.  On page 3, under the Summary Risk section, we note that the Fund discloses “Sector Risk.”  If the Fund will have significant and persistent exposure risk to particular sectors, please name these sectors and include appropriate risk disclosure about them.

Response: While the Fund does not anticipate focusing on any particular sectors with respect to its portfolio investments, the Fund may, from time to time, in pursuing its investment objective, incur greater exposure to a particular sector or sectors. Accordingly, the Registrant submits that it is appropriate to include sector risk disclosure. The Fund will adhere to the standard diversification guidelines set forth in the Investment Company Act of 1940.

Comment 7. On page 5, under the Average Annual Total Return Table, consider moving the Institutional Shares ahead of Class A Shares or explain why your approach is preferable and consistent with Form N-1A Item 4 instruction.

Response: In its Rule 485(b) filing, slated for January 26, 2017, the Fund will revert the order of the total returns of its share classes as it has historically presented them so that Class A Shares are disclosed first with returns before and after taxes. The remaining share classes will follow reflecting their respective returns before taxes. In addition, the Fund will remove the Institutional Shares Bar Chart and revert to the Class A Shares Bar Chart as historically presented by the Fund.

Comment 8. On page 5, please clarify what reporting period you are referring to in footnotes 3 and 4. In addition, please also explain why the indexes were changed. Please note that the Staff is looking for information beyond the statement that the new broad-based securities market index is more representative of the securities in which the Fund invests. Instead, please explain what makes the new broad-based securities market index more representative of the securities in which the Fund invests.

Response: The reporting period to which the Fund refers in its Rule 485(a) filing is the period ended December 31, 2015. The Fund will revise the disclosure in its Rule 485(b) filing on January 26, 2017 to read, “For the reporting period ended December 31, 2016,” and will update the associated returns.

The Fund’s new benchmark index and new broad-based securities market index have been chosen because each better represents the geographic regions and countries in which the Fund invests, including, specifically, Canadian securities. Approximately 18% of the Fund’s investments are currently in Canada. The Fund’s prior benchmark and broad-based securities market indexes did not include Canada.

In light of the Staff’s comments, the Fund will revise footnotes 3 and 4 as follows, changes are underlined:

3	For the reporting period ended December 31, 2016, the Fund's adviser elected to change the benchmark from the MSCI EAFE High Dividend Yield Index to the MSCI World ex US High Dividend Yield Index (MWXUSHDYI), a representation of the international dividend-paying universe. The MWXUSHDYI is based on the MSCI World ex US Index, its parent index, and includes large- and mid-cap stocks across 22 of 23 Developed Markets (DM) countries. The index is designed to reflect the performance of equities in the parent index (excluding REITs) with higher dividend income and quality characteristics than average dividend yields that are both sustainable and persistent. The index also applies quality screens and reviews 12-month past performance to omit stocks with potentially deteriorating fundamentals that could force them to cut or reduce dividends. The Adviser has elected to change the benchmark from the MSCI EAFE High Dividend Yield Index to the MWXUSHDYI because the MWXUSHDYI is more representative of the geographic regions and countries in which the Fund invests, including, for example, Canada.
4	For the reporting period ended December 31, 2016, the Fund's adviser elected to change the broad-based securities market index from the MSCI EAFE to the MSCI World ex US Index (MWXUSI). The MWXUSI captures large- and mid-cap representation across 22 of 23 Developed Markets (DM) countries—excluding the United States. With 1,005 constituents, the index covers approximately 85% of the free float-adjusted market capitalization in each country. The Adviser has elected to change the broad-based securities market index from the MSCI EAFE to the MWXUSI because the MWXUSI is more representative of the geographic regions and countries in which the Fund invests, including, for example, Canada.

Comment 9. Foreign Securities Definition: In the following definition, please replace “a principal office” with “its principal office” in the first bullet point.

FOREIGN SECURITIES

Foreign securities are securities of issuers based outside the United States. The Fund considers an issuer to be based outside the United States if:

■ it is organized under the laws of, or has a principal office located in, another country;

■ the principal trading market for its securities is in another country; or

■ it (directly or through its consolidated subsidiaries) derived in its most current fiscal year at least 50% of its total assets, capitalization, gross revenue or profit from goods produced, services performed or sales made in another country.

Foreign securities are primarily denominated in foreign currencies. Along with the risks normally associated with domestic securities of the same type, foreign securities are subject to currency risks and risks of foreign investing. Trading in certain foreign markets is also subject to liquidity risks.

Response: The Registrant will revise the disclosure in the first bullet point of the disclosure above to read:

■ it is organized under the laws of, or has its principal office located in, another country;

Comment 10. On page 23, under the Retirement Investments section, the last sentence reads, “You may be subject to an account fee.” Please revise the sentence to disclose who imposes this fee and to whom it is paid. If the Fund imposes the fee, disclose how much and under what circumstances the fee is imposed.

Response: The Registrant confirms that the Fund does not impose an account fee. An account fee may be charged by a financial intermediary. Such account fees may vary by financial intermediary and the circumstances and amounts are not known by the Fund.

In light of the Staff’s comment, the following disclosure change (revision underlined) is proposed.

“You may be subject to an account fee charged by your financial intermediary.”

If you have any questions on the enclosed material, please contact me at (724) 720-8828.

Very truly yours,

/s/ Terri L. Kerr

Terri L. Kerr

Senior Paralegal